03037888

Enviro Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

SUPPL

Thursday 20 November, 2003

SEC FILE NO: 82-34693

SEC MAIL PROCESSING RECEIVED NOV 28 2003 WASH. D.C. 187 SECTION

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed documents dated 20 November 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/3

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Thursday 20 November, 2003

COMPANY ANNOUNCEMENT

PROPOSED PLACEMENT

EnviroMission Limited intends to proceed with a placement of up to 714,286 ordinary fully paid shares at $0.14 to raise up to a further $100,000 for working capital.

The placement will be undertaken pursuant to section 708 (1) of the Corporations Act.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: kforte@enviromission.com.au
W: www.enviromission.com.au

Tuesday 18 November, 2003

SEC FILE NO: 82-3469

US Securities and Exchange Commission
Attention Filing Desk
450 Fifth Street N W
WASHINGTON DC 20549
UNITED STATES OF AMERICA

Dear Sir or Madam

Please find enclosed documents dated 18 November 2003, released to the market today.

Yours faithfully

Kim Forte
Communications Manager
EnviroMission Limited

+61 3 9693 5603
kforte@enviromission.com.au

Enviro
Mission

EnviroMission Limited
ACN: 094 963 238

Ground Floor
3 Raglan Street
South Melbourne
Victoria 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday 18 November, 2003

COMPANY ANNOUNCEMENT

NOTICE OF EXTRAORDINARY GENERAL MEETING

EnviroMission Limited gives notice that an Extraordinary General Meeting (EGM) will be held at the Institute of Chartered Accountants in Australia; Level 10, 600 Bourke Street, Melbourne, Victoria on Tuesday 23 December, 2003 at 10:00 am.

A Notice of Meeting, Explanatory Memorandum and Proxy Form follow this announcement.

Ends

Ian Riley
Company Secretary
Chief Financial Officer

ENVIROMISSION LIMITED
ACN 094 963 238

NOTICE OF EXTRAORDINARY GENERAL MEETING

INCORPORATING
EXPLANATORY MEMORANDUM AND PROXY FORM

Date of Meeting:	**Tuesday, 23 December 2003**
Time of Meeting:	**10:00 am (EST)**
Place of Meeting:	**Institute of Chartered Accountants in Australia Level 10 600 Bourke Street Melbourne Victoria, Australia**

This Notice of Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

EnviroMission Limited
NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of EnviroMission Limited ACN 094 963 238 will be held at the **Institute of Chartered Accountants in Australia, Level 10, 600 Bourke Street, Melbourne, Victoria** on **Tuesday, 23 December 2003** commencing at **10:00 am** (EST) for the purpose of transacting the business set out below.

The Explanatory Memorandum that accompanies and forms part of this Notice of Meeting, describes in more detail the matters to be considered.

Terms used in this Notice of Meeting will, unless the context otherwise requires, have the meaning given to them in the Glossary of Terms as contained in the Explanatory Memorandum.

BUSINESS
CHIEF EXECUTIVE OFFICER'S ADDRESS

1. **RESOLUTION 1 - PROPOSED ISSUE OF SHARES TO SUNSHINE ENERGY (AUST) PTY LTD**

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary resolution:**
"That, for the purposes of Listing Rule 7.1 and for all other purposes, the Directors be authorised to allot and issue up to 10,714,286 Shares at an issue price of 14 cents per Share to Sunshine Energy (Aust) Pty Ltd."

> In accordance with ASX Listing Rule 7.3.8, the Company will disregard any votes cast on this Resolution by Sunshine Energy (Aust) Pty Ltd or an Associate of Sunshine Energy (Aust) Pty Ltd and a person who might obtain a benefit (except a benefit solely in the capacity of a Shareholder) if the Resolution is passed. However, the Company need not disregard a vote if it is cast by Sunshine Energy (Aust) Pty Ltd as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of Sunshine Energy (Aust) Pty Ltd chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2. **RESOLUTION 2 - RATIFICATION OF PRIOR ISSUE OF SHARES**

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary resolution**:
"That, for the purposes of Listing Rule 7.4 and for all other purposes, the Company hereby approves and ratifies the allotment and issue of 200,000 Shares at an issue price of 15 cents per Share to Marshall G Decker."

> In accordance with ASX Listing Rule 7.5.6, the Company will disregard any votes cast on this Resolution by Marshall G Decker or an Associate of Marshall G Decker. However, the Company need not disregard a vote if it is cast by Marshall G Decker as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of Marshall G Decker chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides

3. **RESOLUTION 3 - GRANT OF EXECUTIVE/DIRECTOR OPTIONS TO CANTERBURY MINT PTY LTD AND MS KATHLEEN GRAVES**

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:
"That, for the purposes of subsection 208(1) of the Corporations Act and Listing Rule 10.11 and for all other purposes, Shareholders approve the grant of a total of 1,800,000 Executive/Director Options by the Company to Canterbury Mint Pty Ltd and Ms Kathleen Graves in accordance with the terms and conditions set out in the Explanatory Memorandum."

> In accordance with Listing Rule 10.13.6, the Company will disregard any votes cast on this Resolution by Canterbury Mint Pty Ltd or Ms Kathleen Graves and by an Associate of Canterbury Mint Pty Ltd or Ms Kathleen Graves. However, the Company need not disregard a vote if it is cast by Canterbury Mint Pty Ltd or Ms Kathleen Graves as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of Canterbury Mint Pty Ltd or Ms Kathleen Graves chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

4. **RESOLUTION 4 - GRANT OF EXECUTIVE/DIRECTOR OPTIONS TO FORMER EXECUTIVES**

To consider and, if thought fit, to pass with or without amendment, the following resolution as an **ordinary resolution**:
"That, for the purposes of Listing Rule 7.1 and for all other purposes, Shareholders approve the grant of a total of 1,700,000 Executive/Director Options by the Company to the Former Executives in accordance with the terms and conditions set out in the Explanatory Memorandum."

> In accordance with ASX Listing Rule 7.3.8, the Company will disregard any votes cast on this Resolution by a Former Executive or an Associate of a Former Executive and a person who might obtain a benefit (except a benefit solely in the capacity of a Shareholder) if the Resolution is passed. However, the Company need not disregard a vote if it is cast by a Former Executive as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a representative of a Former Executive chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Other Business

To transact any other business which may lawfully be brought before the Extraordinary General Meeting.

By Order of the Board

Ian Riley
Company Secretary
Dated 17 Novemer 2003

EnviroMission Limited

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of EnviroMission Limited ("**EnviroMission**" or "**Company**") in connection with the business to be conducted at the **Extraordinary General Meeting** of Shareholders to be held at the **Institute of Chartered Accountants in Australia, Level 10, 600 Bourke Street, Melbourne, Victoria** on **Tuesday, 23 December 2003** commencing at **10:00 am (EST)**.

This Explanatory Memorandum should be read in conjunction with the accompanying Notice of Meeting.

Terms used in the Notice of Meeting and the Explanatory Memorandum, unless the context otherwise requires, have the same meaning given to them in the Glossary of Terms.

1. RESOLUTION 1 - PROPOSED ISSUE OF SHARES TO SUNSHINE ENERGY (AUST) PTY LTD

1.1 Background

On 30 October 2003, the Company announced to ASX that it had successfully negotiated an agreement with Sunshine Energy (Aust) Pty Ltd which would secure $1.5 million toward the ongoing development of Solar Tower Technology.

Sunshine Energy (Aust) Pty Ltd represents interests of investors from China who have intentions to develop Solar Tower Technology in China.

Resolution 1 seeks approval pursuant to Listing Rule 7.1, for the Company to issue up to 10,714,286 Shares to Sunshine Energy (Aust) at 14 cents per Share to raise up to $1.5 million to be used by the Company to provide the necessary working capital to progress the development of Solar Tower Technology.

1.2 Listing Rule 7.1

Listing Rule 7.1 limits the number of equity securities (e.g. shares, options and convertible notes) which a listed company may issue in any 12 month period without shareholder approval (subject to certain exceptions, eg. a pro rata issue to all shareholders). The limit is, generally speaking, no more than 15% of the total of the number of fully paid ordinary shares on issue at the beginning of the 12 month period, plus the number of fully paid ordinary shares issued with the approval of shareholders or under one of the exceptions during the previous 12 months.

The issue of up to 10,714,286 Shares the subject of Resolution 1 will exceed the 15% limit in Listing Rule 7.1 and accordingly the Company is required to seek Shareholder approval for the proposed issue of the Shares for the purposes of Listing Rule 7.1.

In compliance with Listing Rule 7.3, Shareholders are advised of the following information in relation to the proposed issue of the Shares pursuant to Resolution 1:

(a) the maximum number of securities that will be issued pursuant to Resolution 1 is 10,714,286 Shares;

(b) the issue of the Shares pursuant to Resolution 1 will occur no later than 3 months after the date of the Extraordinary General Meeting;

(c) the Shares issued pursuant to Resolution 1 will be issued at a price of 14 cents per Share to Sunshine Energy (Aust) Pty Ltd;

(d) the Shares to be issued pursuant to Resolution 1 will, from the date of issue, rank equally with, and enjoy the same rights as, all other Shares in the Company on issue;

(e) the funds raised by the issue of the Shares will be used by the Company for working capital to progress the development of Solar Tower Technology;

(f) the Directors presently intend to issue the Shares as one allotment to Sunshine Energy (Aust) Pty Ltd on or before 31 December 2003.

2. RESOLUTION 2 - RATIFICATION OF PRIOR ISSUE OF SHARES

2.1 Background

On 29 October 2003, the Company announced to ASX that it had completed a placement of 200,000 Shares at an issue price of 15 cents per Share to raise $30,000 for additional working capital.

2.2 Listing Rule 7.4

Listing Rule 7.4 permits a company to subsequently approve an issue of securities made without approval under Listing Rule 7.1. Resolution 2 has been included in the Notice to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

Listing Rule 7.1 provides, in summary, that a listed company may not issue equity securities in any 12 month period which exceed 15% of the number of issued securities of the company held at the beginning of the 12 month period, except with the prior approval of shareholders of the company in general meeting of the precise terms and conditions of the proposed issue.

Listing Rule 7.4 states that an issue of securities made without approval under Listing Rule 7.1 is treated as having been made with approval for the purpose of Listing Rule 7.1 if the issue did not breach Listing Rule 7.1 (i.e. was within the 15% limit) and shareholders subsequently approve it.

In accordance with Listing Rule 7.5, Shareholders are advised as follows in relation to the Shares the subject of Resolution 2:

(a) 200,000 Shares were issued on 27 October 2003;

(b) the issue price of the Shares was 15 cents per Share;

(c) the Shares rank equally in all respects with all other Shares in the Company on issue;

(d) the Shares were issued to Marshall G Decker;

(e) Marshall G Decker is not a Related Party of the Company; and

(f) the $30,000 raised from the issue of the Shares was used for working capital.

3. RESOLUTION 3 - GRANT OF EXECUTIVE DIRECTOR OPTIONS TO CANTERBURY MINT PTY LTD AND MS KATHLEEN GRAVES

3.1 Background

Resolutions 3 seeks Shareholder approval for the grant of an aggregate total of 1,800,000 Executive/Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves. Canterbury Mint Pty Ltd is an entity controlled by Mr Roger Davey, a Director of the Company and Ms Kathleen Graves is the wife and nominee of Mr Stephen Graves, a Director of the Company.

At an extraordinary general meeting of the Company, on 16 July 2001 ("**2001 Meeting**") and prior to the Company's listing on ASX, shareholders approved the grant of an aggregate total of 3,500,000 Executive/Director Options to nominees of Directors. 1,800,000 of those 3,500,000 were to be granted to Canterbury Mint Pty Ltd and Ms Kathleen Graves. However, it was a condition that the Executive/Director Options not be granted to the nominees of the Directors (including Canterbury Mint Pty Ltd and Ms Kathleen Graves) or the Former Executives until such time as the number of Shares on issue exceeded the number of options on issue in the Company by at least 3,500,000 and when permitted to do so under the Corporations Act and the Listing Rules ("**Condition**").

Despite the Condition being satisfied, the 3,500,000 Executive/Director Options were not granted to the nominees of the Directors (including Canterbury Mint Pty Ltd and Ms Kathleen Graves) or the Former Executives as the deadlines for the satisfaction of "milestones" (which determine the exercise period) in relation to the Executive/Director Options were close to passing at that time and have, at the date of the Notice, subsequently passed.

In light of these facts the Board has formed the view that it is appropriate to seek fresh approval for the grant of 1,800,000 Executive/Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves and to set new deadlines for the satisfaction of the "milestones", thereby providing a further performance incentive for Roger Davey and Stephen Graves as Directors.

For the benefit of the independent Board and independent, non-associated shareholders, the Board commissioned an independent valuation of the Executive/Director Options which are proposed to be granted to Canterbury Mint Pty Ltd and Ms Kathleen Graves pursuant to Resolution 3. The independent assessment was prepared by Munday Wilkinson Pty Ltd, Chartered & Forensic Accountants. The Board has taken the independent assessment into consideration in forming the view that the grant of the Executive Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves is reasonable.

3.2 Key Details of the Executive/Director Options

Key details of the Executive/Director Options to be granted by the Company to Canterbury Mint Pty Ltd and Ms Kathleen Graves are set out below:

Recipient	No. of A Options	No. of B Options	Exercise Details	Expiry Date
Canterbury Mint Pty Ltd	400,000	400,000	**A Options** Exercisable at \$0.001 (0.1 cents). The A Options will be exercisable from the date of satisfaction of Milestone Event 3 (as that term is defined in Annexure A to the Explanatory Memorandum).	**A Options** 3 years after the satisfaction of Milestone Event 3.
Ms Kathleen Graves	500,000	500,000	However, if Milestone Event 3 is not satisfied by 30 June 2004, 5% of the A Options shall lapse for every 30 days that pass following 30 June 2004 until satisfaction of Milestone Event 3. **B Options** Exercisable at \$0.001 (0.1 cents). The B Options will be exercisable from the date of satisfaction of Milestone Event 4 (as that term is defined in Annexure A to the Explanatory Memorandum). However, if the event Milestone Event 4 is not satisfied by 31 December 2004, 5% of the B Options shall lapse for every 30 days that pass following 31 December 2004 until satisfaction of Milestone Event 4.	**B Options** 3 years after the satisfaction of Milestone Event 4.

A summary of the terms and conditions of the Executive/Director Options is set out in Annexure A to this Explanatory Memorandum. These terms and conditions are exactly the same as those approved by shareholders at the 2001 Meeting with the exception of the extended dates for Milestone Event 3 and Milestone Event 4.

3.3 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits the Company from giving a financial benefit to a Related Party of the Company unless either:

(a) the giving of the financial benefit falls within one of the nominated exceptions to the provisions; or

(b) prior shareholder approval is obtained to the giving of the financial benefit.

For the purposes of Chapter 2E, each of Canterbury Mint Pty Ltd and Ms Kathleen Graves is a Related Party of the Company and the grant of the Executive/Director Options by the Company pursuant to Resolution 3 constitutes the giving of a financial benefit.

The proposed grant of the Executive/Director Options by the Company to Canterbury Mint Pty Ltd and Ms Kathleen Graves pursuant to Resolution 3 involves the provision of a financial benefit to Related Parties of the Company and, therefore, requires prior Shareholder approval.

In accordance with the requirements of Chapter 2E, and in particular with section 219 of the Corporations Act, the following information is provided to Shareholders to allow them to assess the proposed grant of the Executive/Director Options by the Company to Canterbury Mint Pty Ltd and Ms Kathleen Graves pursuant to Resolution 3:

(a) Canterbury Mint Pty Ltd and Ms Kathleen Graves are each Related Parties of the Company to whom proposed Resolution 3 would permit the financial benefits to be given;

(b) the nature of the financial benefit to be given to Canterbury Mint Pty Ltd is the grant of 800,000 Executive/Director Options (comprising 400,000 A Options and 400,000 B Options) as set out in section 3.2 of this Explanatory Memorandum;

(c) the nature of the financial benefit to be given to Ms Kathleen Graves is the grant of 1,000,000 Executive/Director Options (comprising 500,000 A Options and 500,000 B Options) as set out in section 3.2 of this Explanatory Memorandum;

(d) as at the date of this Explanatory Memorandum, the issued capital of the Company is 52,348,053 Shares and 22,975,000 Options. A comparison of the current issued capital of the Company and the issued capital of the Company should Canterbury Mint Pty Ltd and Ms Kathleen Graves exercise all of their Executive/Director Options (assuming no existing options are exercised and that no other securities are issued by the Company in the meantime, but assuming the shares and options the subject of resolution 1, 2 and 4 are issued and exercised) is set out in the table below:

Current Number of Shares on Issue	Number of Shares on Issue Following Exercise of Executive/Director Options Granted Pursuant to Resolution 3
52,348,053	66,762,339

If Shareholders approve the grant of the Executive/Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves, the exercise of the Executive/Director Options by Canterbury Mint Pty Ltd and Ms Kathleen Graves will result in a dilution of all other Shareholders' holdings in the Company of approximately 3.4% (assuming that Resolution 3 is approved by Shareholders and the Executive/Director Options the subject of Resolution 3 are subsequently granted and exercised);

(e) assuming Resolution 3 is approved by Shareholders, Canterbury Mint Pty Ltd and Ms Kathleen Graves will be entitled to the following securities in the Company, subject to satisfaction of the conditions to the exercise of the Executive/Director Options, set out in section 3.2 of this Explanatory Memorandum, and the exercise of the Executive/Director Options by Canterbury Mint Pty Ltd and Ms Kathleen Graves:

Recipient	Number of Shares
Canterbury Mint Pty Ltd	800,000
Ms Kathleen Graves	1,000,000

(f) neither Mr Roger Davey or Mr Stephen Graves wish to make a recommendation to Shareholders about proposed Resolution 3 because each has an interest in the outcome of Resolution 3;

(g) the independent Directors recommend to Shareholders that they approve Resolution 3. The independent Directors do not have an interest in the outcome of Resolution 3 except as Shareholders of the Company;

(h) the 800,000 Executive/Director Options will be granted by the Company to Canterbury Mint Pty Ltd for nil consideration as they formed part of the purchase price of the shares of Solar Mission Limited pursuant to a Share Purchase Agreement dated 18 June 2001 ("**Share Purchase Agreement**") which was entered into on an arms length basis;

(i) the 1,000,000 Executive/Director Options will be granted by the Company to Ms Kathleen Graves for nil consideration as they formed part of the purchase price of the shares of Solar Mission Limited pursuant to the Share Purchase Agreement which was entered into on an arms length basis;

(j) as at the date of the Notice, Roger Davey and Stephen Graves had a relevant interest in the following Shares and unlisted options in the Company:

Director	No. of Shares	No. of Options
Roger Davey	19,209,039[1]	1,355,931[2]
Stephen Graves	2,259,886	1,355,933[3]

Note 1 Roger Davey's relevant interest in 16,949,151 of the 19,209,039 Shares arises by virtue of his directorship of SolarMission Technologies, Inc which holds 16,949,151 Shares in the Company.
Note 2 These 1,355,931 unlisted options comprise 451,978 "C" class consideration options and 903,953 "D" class consideration options. Both the "C" and "D" class consideration options have an exercise price of $0.001 and expire on 31 December 2005.
Note 3: These 1,355,933 unlisted options comprise 451,977 "C" class consideration options and 903,956 "D" class consideration options. Both the "C" and "D" class consideration options have an exercise price of $0.001 and expire on 31 December 2005.

(k) details of Roger Davey's and Stephen Graves' remuneration for the financial year ended 30 June 2003 is as follows:

Director	Directors Fees	Options	Salary	Fees for Services Provided	Superannuation	Total
Roger Davey[2]	nil	nil	nil	$180,000[1]	nil	$180,000
Stephen Graves[2]	$20,000	nil	nil	nil	nil	$20,000

Note 1 Consulting fees paid as approved by the remuneration committee for services provided.
Note 2: Consulting fees payable to Mr Davey and director's fees payable to Mr Graves for the year ending 30 June 2004 are expected to be the same as those paid in the 2003 financial year.

(l) during the last 12 months, the highest trading price of the Shares was $0.30 on 13 November 2002 and the lowest trading price of the Shares was $0.10 on 05 June 2003. The market price of the Company's Shares over the 5 days of trading on ASX up to and including 13 November 2003 has been between a minimum of $0.145 per Share to a maximum of $0.155 per Share; and

(m) other than the information specified above and in section 3.4 and 3.5 below, the Company believes there is no other information that would be reasonably required by Shareholders in order to decide whether it is in the best interests of the Company to pass Resolution 3.

3.4 Details Concerning Valuation of Executive/Director Options

The Executive/Director Options to be granted to Canterbury Mint Pty Ltd and Ms Kathleen Graves will not to be quoted on ASX and as such have no actual market value.

Munday Wilkinson Pty Ltd, Chartered & Forensic Accountants has provided an indicative valuation for the Executive/Director Options to be granted to Canterbury Mint Pty Ltd and Ms Kathleen Graves based on the assumptions set out below.

Recipient	No. of Executive/Director Options	Value $
Canterbury Mint Pty Ltd	800,000	89,391.28
Ms Kathleen Graves	1,000,000	111,739.10
TOTAL	1,800,000	201,130.38

The valuation was made using the Black-Scholes Model on the basis of the following assumptions regarding the various inputs that comprise the valuation model:

1. The indicative valuation has assumed that the issue date of the Executive/Director Options was 12 December 2003. The valuation is not a representative valuation of the Executive/Director Options at the proposed date of issue. In order for this valuation to be provided, a new valuation model would need to be run with updated assumptions at the time of issue (i.e. immediately following the Extraordinary General Meeting);
2. An exercise price of $0.001 per Executive/Director Option;
3. The Company's Share price being $0.125 at close of trading on 10 October 2003;
4. The A Options having an expiry date of 30 November 2006 and the B Options having an expiry date of 30 June 2007;
5. A risk-free interest rate of 5.28% (which was the Commonwealth Government bond rate for a three year period at 9 October 2003) which was adjusted to a continuously compounded rate of 5.15% for use in the option valuation model;
6. An estimated future volatility of the Company's Share price of 69.15%; and
7. The dividend yield for the Company's Shares for the year to 4 November 2003 was 0.0%.

Based on these assumptions, the calculated value for one A Option as at 12 December 2003 was $0.111728.
Based on these assumptions, the calculated value for one B Option as at 12 December 2003 was $0.111750.

3.5 Listing Rule Requirements

Listing 10.11 requires an entity to obtain shareholder approval before issuing securities to any of the following persons:

(a) a Related Party of the Company; or

(b) a person whose relationship with the Company or a Related Party is, in ASX's opinion, such that approval should be obtained.

In accordance with Listing Rule 10.13, Shareholders are advised as follows:

(a) the recipients of the Executive/Director Options which are to be granted pursuant to Resolution 3 are Canterbury Mint Pty Ltd and Ms Kathleen Graves;

(b) the aggregate total of Executive/Director Options to be granted to Canterbury Mint Pty Ltd and Ms Kathleen Graves pursuant to Resolution 3 is 1,800,000, which are to be granted in the following proportions:

(i) Canterbury Mint Pty Ltd - 800,000 Executive/Director Options (comprising 400,000 A Options and 400,000 B Options); and

(ii) Ms Kathleen Graves - 1,000,000 Executive/Director Options (comprising 500,000 A Options and 500,000 B Options);

(c) the Company will grant the Executive Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves by no later than 23 January 2004;

(d) Canterbury Mint Pty Ltd is an entity controlled by Roger Davey, a Director of the Company;

(e) Ms Kathleen Graves is the wife of Mr Stephen Graves, a Director of the Company;

(f) the Executive/Director Options which are to be granted pursuant to Resolution 3 are being granted for nil consideration and, consequently, no funds will be raised by the grant of the Executive/Director Options pursuant to Resolution 3; and

(g) a summary of terms of the Executive/Director Options which are to be granted pursuant to Resolution 3 are set out in Annexure A to this Explanatory Statement.

4. RESOLUTION 4 - GRANT OF EXECUTIVE/DIRECTOR OPTIONS TO FORMER EXECUTIVES

4.1 Background

In accordance with the terms of the Share Purchase Agreement (by which the Company undertook a merger prior to listing on ASX), the Company offered engagement contracts to the Former Executives.

The Share Purchase Agreement provided that 1,700,000 Executive/Director Options would be granted to the Former Executives. Shareholder approval for the grant of these 1,700,000 Executive/Director Options to the Former Executives was obtained as part of the approval of the grant of 3,500,000 Executive/Director Options at the 2001 Meeting referred to in Section 3.1 of this Explanatory Memorandum.

Since the 2001 Meeting, all of the Former Executives have ceased to be employees of the Company.

As stated in section 3.1 above, the 3,500,000 Executive/Director Options (including the 1,700,000 to be granted to the Former Executives) were not granted notwithstanding the satisfaction of the Condition (i.e. the number of Shares on issue exceeding the number of options on issue in the Company by at least 3,500,000 and being permitted to grant the Executive/Director Options under the Corporations Act and the Listing Rules) as the deadline for the satisfaction of "milestones" (which determine the exercise period) in relation to the Executive/Director Options were close to passing at that time and have, at the date of the Notice, subsequently passed.

Consequently, the Board has formed the view to seek fresh Shareholder approval for the grant of the Executive/Director Options and to extend the deadlines for the satisfaction of the "milestones" relevant to those Executive/Director Options.

Accordingly, Resolution 4 seeks approval pursuant to Listing Rule 7.1, for the Company to grant an aggregate total of 1,700,000 Executive/Director Options to the Former Executives (being Parker Business Solutions Pty Ltd (a nominee company of Mr Richard Parker), Ms Barbara Shrives and Ms Judith Haberman).

The terms and conditions of the Executive/Director Options to be issued pursuant to Resolution 4 are exactly the same as those approved by shareholders at the 2001 Meeting with the exception of the extended dates for Milestone Event 3 and Milestone Event 4.

4.2 Listing Rule 7.1

Please refer to Section 1.2 of this Explanatory Memorandum for details relating to Listing Rule 7.1

The grant of up to 1,700,000 Executive/Director Options the subject of Resolution 4 will not exceed the 15% limit in Listing Rule 7.1 and, accordingly, the Company is not required to seek Shareholder approval for the proposed grant of the Executive/Director Options for the purposes of Listing Rule 7.1. However, as the Company is seeking the approval of Shareholders in respect to Resolutions 1 to 3 inclusive, Shareholder approval is also sought for the proposed grant of the Executive/Director Options in order to preserve the Company's ability to issue further securities (if necessary) under Listing Rule 7.1.

In compliance with Listing Rule 7.3, Shareholders are advised of the following information in relation to the proposed grant of the Executive/Director Options pursuant to Resolution 4:

(a) the maximum number of securities that will be granted pursuant to Resolution 4 is 1,700,000 Executive/Director Options in the following proportions:

(i) Parker Business Solutions Pty Ltd (a nominee of Mr Richard Parker) - 400,000 Executive/Director Options (comprising 200,000 A Options and 200,000 B Options);

(ii) Ms Barbara Shrives - 700,000 Executive/Director Options (comprising 350,000 A Options and 350,000 B Options); and

(iii) Ms Judith Haberman - 600,000 Executive Director Options (comprising 300,000 A Options and 300,000 B Options);

(b) the grant of the Executive/Director Options pursuant to Resolution 4 will occur no later than 3 months after the date of the Extraordinary General Meeting;

(c) the Executive/Director Options granted pursuant to Resolution 4 will be granted for nil consideration and, consequently, no funds will be raised by the grant of the Executive Director Options;

(d) a summary of the terms and conditions of the Executive/Director Options to be granted pursuant to Resolution 4 is set out in Annexure A to this Explanatory Memorandum; and

(e) the Directors presently intend to grant the Executive/Director Options pursuant to Resolution 4 as one allotment to each of Parker Business Solutions Pty Ltd, Ms Barbara Shrives and Ms Judith Haberman on or before 23 January 2004.

Annexure A

Terms and Conditions of Executive/Director Options

1. **Executives/Directors**

Executive/Director (or nominee)	Executive/Director Options	
	A Options	B Options
Canterbury Mint Pty Ltd	400,000	400,000
Ms Kathleen Graves	500,000	500,000
Parker Business Solutions Pty Ltd	200,000	200,000
Ms Barbara Shrives	350,000	350,000
Ms Judith Haberman	300,000	300,000
Total	**1,750,000**	**1,750,000**

2. **Definitions**

In these terms and conditions:

"**A Option**" means an option to subscribe for one Share, subject to the satisfaction of Milestone Event 3.

"**ASX**" means Australian Stock Exchange Limited ACN 008 624 691.

"**B Option**" means an option to subscribe for one Share, subject to the satisfaction of Milestone Event 4.

"**Company**" means EnviroMission Limited ACN 094 963 238.

"**Deadline**" means the dates specified in the definition of each Milestone Event, by which that Milestone Event must be satisfied.

"**Director**" means Martin Hollowell Thomas, Roger Chalmers Davey, Stephen Doyle Graves and Geoffrey Max Parkinson.

"**Executives**" means the persons specified in Section 1 of these terms and conditions.

"**Executive/Director Options**" means the following options, issued to the Option Holders in the proportions specified in Section 1 of these terms and conditions:

(a) 1,750,000 A Options

(b) 1,750,000 B Options

"**Exercise Notice**" means a notice to the Company stating that the Option Holder is exercising its Executive/Director Options.

"**Exercise Period**" means, subject to clause 4, in respect of:

(a) an A Option, the period commencing on the date of satisfaction of Milestone Event 3 and ending on the day 3 years after such date; and

(b) a B Option, the period commencing on the date of satisfaction of Milestone Event 4 and ending on the day 3 years after such date.

"**Exercise Price**" means 0.1 cents per Executive/Director Option.

"**Expiry Date**" means, in respect of an Executive/Director Option, the last day of the end of the relevant Exercise Period.

"**Milestone Event**" means each and every milestone event, set out in Part 6 of these terms and conditions.

"**Option Holder**" means a person holding Executive/Director Options.

"**SBP**" means Schlaich Bergermann Und Partner, consulting engineers.

"**Share**" means an ordinary fully paid share in the capital of the Company.

3. **Terms and Conditions of Executive/Director Options**

3.1 Each Executive/Director Option carries the right to subscribe for one Share at the Exercise Price.

3.2 Executive/Director Options may be exercised in whole or in part upon payment of the Exercise Price per Executive/Director Option.

3.3 The Executive/Director Options may be exercised at any time during the relevant Exercise Period, by the Option Holder completing and delivering to the registered office of the Company, an Exercise Notice, together with the Exercise Price and the certificate for the exercised Executive/Director Options. The Exercise Notice only becomes effective when the full amount of the Exercise Price has been received.

3.4 Subject to the receipt of a properly executed Exercise Notice and a cheque or monies for the Exercise Price in accordance with clause 3.3, the Company shall:

(a) allot to the Option Holder, credited as being fully paid, the Shares required to be issued pursuant to the Exercise Notice, before 5:00 pm on that date which is 10 Business Days after the date of service of the Exercise Notice; and

(b) upon allotment, deliver to the Option Holder, a holding statement or applicable certificate (as the case requires) for those Shares.

3.5 Application will not be made for official quotation of the Executive/Director Options on ASX.

3.6 Option Holders cannot participate in new issues of capital offered to shareholders of the Company during the currency of the Executive/Director Options, without exercising the Executive/Director Options. However, the Company will ensure that for the purpose of determining entitlements to any such issue, the closing date to participate in new issues of capital will be at least 10 business days after the issue is announced. The Company will give the Option Holders such reasonable notice of any such issues as will provide the Option Holders with the opportunity to exercise their Executive/Director Options prior to the date for determining entitlements to participate in any such issue.

3.7 Subject to paragraph 3.8, if the Company makes a bonus issue, rights issue or any other similar issue of rights or entitlements to the holders of Shares, there will be no adjustment to the Exercise Price, the number of Shares per Executive/Director Option, or any other terms of the Executive/Director Options.

3.8 In the event of any reorganisation (including consolidation, subdivision, reduction or return) of the issued capital of the Company prior to the relevant Expiry Date, the rights of the Option Holders of the Executive/Director Options, including the number of Executive/Director Options or the Exercise Price of the Executive/Director Options, or both, will be changed to the extent necessary to comply with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

3.9 Option Holders will be sent all communications sent to shareholders of the Company, however, the Executive/Director Options do not confer any rights to attend or vote at meetings of shareholders of the Company. Notice may be given by the Company to the Option Holders in the manner provided by the Company's constitution for the giving of notices to shareholders, and the relevant provisions of the Company's constitution apply with all necessary modification to notices to Option Holders.

3.10 The Executive/Director Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any Executive/Director Options classified as restricted securities.

4. Satisfaction of Milestone Events

4.1 An independent expert acceptable to both the Company and the Option Holders will determine whether each of the Milestone Events has been satisfied, in the event of any dispute.

4.2 In the event that a Milestone Event is not satisfied by its Deadline, a penalty shall be applied to each Option Holder, whereby 5% of the relevant Executive/Director Options for that Milestone Event, held by each Option Holder, shall lapse, for every 30 days the Deadline is not satisfied. For example:

(a) if the Milestone Event is satisfied within 30 days of its Deadline, no penalty is applied and all of the applicable Executive/Director Options are exercisable;

(b) if the Milestone Event is satisfied at any time between 30 and 60 days of its Deadline, 5% of the applicable Executive/Director Options shall lapse; and

(c) if the Milestone Event is satisfied at any time between 60 and 90 days of its Deadline, 10% of the applicable Executive/Director Options shall lapse.

5. Early Exercise of Executive/Director Options

5.1 Notwithstanding anything else contained in the above paragraphs, the Option Holders will be entitled to immediately exercise the initial Executive/Director Options at any time (including, for the avoidance of doubt, prior to the completion or satisfaction of any Milestone Event) in the following circumstances:

(a) if any person or entity publicly announces that it proposes to make a takeover bid (as that term is defined in section 9 of the Corporations Act and including, for the avoidance of doubt, a market bid or a full proportional off-market bid) for any of the Company's securities (as that term is defined in the Corporations Act) or makes such a takeover bid; or

(b) if any person or entity, other than Gemimex Est., acquires voting power control of 50% or more of SolarMission Technologies, Inc (formerly Energen Global Inc); or

(c) if the Company publicly announces a merger or scheme of arrangement under the Corporations Act in respect of its share capital and such merger or scheme of arrangement receives the approvals required under the Corporations Act and ASX Listing Rules; or

(d) if the company executes a binding contract (which may be subject to various conditions precedent) under which its assets, including, but not limited to, the shares held by it in EnviroMission, are sold; or

(e) if the shareholders of the Company approve any acquisition under Item 7 of section 611 of the Corporations Act by any person who is not an Option Holder or an associate (as that term is defined in sections 11 to 17 of the Corporations Act) of an Option Holder; or

(f) if any person or entity calls or requisitions a meeting of the shareholders of the Company at which it is proposed to either remove any two or more of Messrs Stephen Doyle Graves, Roger Chalmers Davey or Martin Hallowell Thomas as directors of the Company or to appoint two or more new directors (where such new appointments are not supported by the incumbent board of directors of the Company).

6. Milestone Events

	Milestone Event	Deadline
3.	Securing funding of not less than $A2million on terms and conditions reasonably acceptable to the board of the Company, in order to progress the development of the first Solar Tower in Australia and in particular, such funding is to be sufficient to enable SBP to progress the design of the Solar Tower for tendering or partnering and to also enable the acquisition, if the Company so decides, of the nominated site. If the Company decides to acquire the nominated site it may do so by whatever means the Company determines to be most prudent at the time which may include, but not limited to, an outright purchase or lease or an options or right of first refusal to purchase or lease the nominated site.	30 June 2004
4.	Execution of a bankable joint venture agreement, or such other appropriate agreement as is necessary, with a partner agreed acceptable by the board of the Company for the purpose of undertaking and completing the first Solar Tower in Australia.	31 December 2004

GLOSSARY OF TERMS

The following terms and abbreviations used in the Notice of Meeting and this Explanatory Memorandum have the following meanings:

"A Option"	has the meaning given in Annexure A to this Explanatory Memorandum.
"Associate"	has the meaning given to it by Division 2 of Part 1.2 of the Corporations Act.
"ASX"	means Australian Stock Exchange Limited ACN 008 624 691.
"B Option"	has the meaning given in Annexure A to this Explanatory Memorandum.
"Board"	means the board of Directors from time to time.
"Corporations Act"	means the Corporations Act 2001 (Cth).
"Constitution"	means the constitution of the Company from time to time.
"Directors"	means the directors of the Company from time to time.
"EnviroMission" or **"Company"**	means EnviroMission Limited ACN 094 963 238.
"EST"	means Eastern Summer Time.
"Executive/Director Options"	has the meaning given in Annexure A to this Explanatory Statement.
"Explanatory Memorandum"	means this explanatory memorandum.
"Former Executives"	means Parker Business Solutions Pty Ltd, Ms Barbara Shrives and Ms Judith Haberman who are the nominees of Former Executives, who are no longer employees of the Company.
"Listing Rules" or **"ASX Listing Rules"**	means the listing rules of ASX and any other rules of ASX which are applicable while the company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.
"Notice" or **"Notice of**	means the notice of extraordinary general meeting which **Meeting** accompanies this Explanatory Memorandum.
"Parker Business Solutions Pty Ltd"	means Parker Business Solutions Pty Ltd ACN 089 923 651, a nominee company of Mr Richard Parker.
"Related Party"	has the same meaning as given to the expression in the Corporations Act.
"Resolution"	means a resolution referred to in this Notice.
"Share"	means a fully paid ordinary share in the capital of the Company.
"Shareholder"	means a holder of Shares.
"Solar Tower Technology"	means the industrial and intellectual property for the construction and development of the solar power collector and generator comprising the production of hot air by the sun under a large glass or plastic roof which flows into a chimney in the middle of the roof then is drawn upwards through turbines at the base of the chimney producing electricity.
"Sunshine Energy (Aust) Pty Ltd"	means Sunshine Energy (Aust) Pty Ltd ACN 104 017 26

PROXY FORM

ENVIROMISSION LIMITED
ACN 094 963 238

The Company Secretary
EnviroMission Limited
Ground Floor, 3 Raglan Street
SOUTH MELBOURNE VIC 3205
Facsimile Transmission No: **+61 3 9699 7566**

I/We ____
of ____
being a member/(s) of EnviroMission Limited hereby appoint ____
of ____
or failing him/her ____
of ____
or failing him/her the Chairman as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the **Institute of Chartered Accountants in Australia, Level 10, 600 Bourke Street, Melbourne, Victoria on Tuesday, 23 December 2003** commencing at **10:00 am** (EST) and at any adjournment thereof in the manner indicated below or, in the absence of indication, as the Chairman thinks fit.

A Shareholder is entitled to appoint up to 2 proxies. If 2 proxies are appointed, the proportion of voting rights this proxy is authorised to exercise is [ ]% of the Shareholder's votes (an additional Proxy Form will be supplied by EnviroMission on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

If you wish to indicate how your proxy is to vote, please tick the appropriate places below. If no indication is given on a Resolution, the proxy may abstain or vote at his or her discretion.

I/We direct my/our proxy to vote as indicated below:

RESOLUTION	**FOR**	**AGAINST**	**ABSTAIN**
1. Proposed Issue of Shares to Sunshine Energy (Aust) Pty Ltd	☐	☐	☐
2. Ratification of Prior Issue of Shares	☐	☐	☐
3. Grant of Executive/Director Options to Canterbury Mint Pty Ltd and Ms Kathleen Graves	☐	☐	☐
4. Grant of Executive/Director Options to Former Executives	☐	☐	☐

Proxies given by a natural person must be signed by each appointing Shareholder or the Shareholder's attorney duly authorised in writing. Proxies given by companies must be executed in accordance with section 127 of the Corporations Act or signed by the appointor's attorney duly authorised in writing.

The Chairman intends to vote all undirected proxies in favour of all Resolutions.
If you do not wish to direct your proxy how to vote, please place a mark in the box. ☐
By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the Resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

As witness my/our hand/s this day of 2003.

If a natural person:

SIGNED by:

______________________ Signature	______________________ Signature (if joint holder)
______________________ Print Name in full	______________________ Print Name in full

If a company:

EXECUTED in accordance with section 127 of the Corporations Act:)

______________________ Signature of Director	______________________ Signature of Director / Secretary
______________________ Print Name in full	______________________ Name of Director / Secretary in full

If by power of attorney:

SIGNED for and on behalf)
of)
by under a Power of)
Attorney dated and who)
declares that he/she has not received any)
revocation of such Power of Attorney in the)
presence of:)

______________________ Signature of Attorney	______________________ Signature of Witness
	______________________ Name of Witness in full

PROXY INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be deposited at or sent by facsimile transmission to the registered office of the Company at Ground Floor, 3 Raglan Street, South Melbourne, Victoria 3205, facsimile number **+ 61 3 9699 7566** not less than 48 hours before the time for holding the Extraordinary General Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder or his/her attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act.

The proxy may, but need not, be a Shareholder of the Company.

In the case of Shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Extraordinary General Meeting, Shares will be taken to be held by the persons who are registered as holding the Shares at **10:00 am** (EST) on **Sunday, 21 December 2003**. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Extraordinary General Meeting.